                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                             (AMENDMENT NO. 1 ) (1)


                    Number Nine Visual Technology Corporation
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                    67052W105
                                 (CUSIP Number)

                                William M. Kelly
                   Senior Vice President, Corporate Operations
                             Silicon Graphics, Inc.
                         2011 North Shoreline Boulevard
                          Mountain View, CA 94043-1389
                                 (650) 960-1980
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 August 11, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 9 Pages)


         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------ -------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      (ENTITIES ONLY)

                Silicon Graphics, Inc.
                I.R.S. No.  94-2789662


------ -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)*
                                                                         (a) [ ]
                                                                         (b) [ ]

------ -------------------------------------------------------------------------
  3    SEC USE ONLY


------ -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)*

                WC


------ -------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO [ ] ITEMS 2(d) or 2(e)

------ -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware


----------------------- ----- --------------------------------------------------
                         7    SOLE VOTING POWER

                                       3,644,894
      NUMBER OF
                        ----- --------------------------------------------------
        SHARES           8    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                        0
                        ----- --------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                         3,644,894
                        ----- --------------------------------------------------
         WITH            10   SHARED DISPOSITIVE POWER

                                       0
------ -------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                3,644,894
------ -------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (SEE INSTRUCTIONS)*


------ -------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                28.1%
------ -------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)*

                CO
------ -------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 67052W105                                          Page 3 of 9 Pages


         This Amendment No. 1 amends the statement on Schedule 13D dated May 8, 1998 filed by Silicon Graphics, Inc. relating to the common stock of Number Nine Visual Technology Corporation. Capitalized terms used herein without definition have the meanings ascribed to those terms in the initial filing.

ITEM 1.  SECURITY AND ISSUER

         The title of the class of equity securities to which this Schedule 13D relates is common stock, $0.01 par value per share, of Number Nine Visual Technology Corporation, a Delaware corporation. The principal executive offices of the Issuer are located at 18 Hartwell Avenue, Lexington, Massachusetts 02173.

ITEM 2.  IDENTITY AND BACKGROUND

         This Schedule 13D is filed on behalf of Silicon Graphics, Inc., a Delaware corporation, with its principal executive office at 2011 N. Shoreline Boulevard, Mountain View, California 94043-1389. The Reporting Person designs, manufactures, markets and distributes servers and visual computing systems.

         The attached Schedule I is a list of the executive officers and directors of the Reporting Person, which Schedule I is incorporated herein by reference. Such list contains the following information with respect to each such person:

              (a)  Name;
              (b)  Business Address;
              (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and
              (d)  Citizenship.

         During the last five years, neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any person named on Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Pursuant to a Securities Purchase Agreement dated May 7, 1998 between the Reporting Person and the Issuer, the Reporting Person made an aggregate Nine Million Dollars ($9,000,000) secured subordinated convertible loan to the Issuer. The Reporting Person made the loan in four advances to the Issuer in the amounts of $3,000,000, $2,000,000, $2,000,000 and $2,000,000 on May 8, 1998, May
13, 1998, June 9, 1998 and June 26, 1998, respectively. The Reporting Person funded all advances made by the Reporting Person to the Issuer from internally generated working capital. Each advance was evidenced by a promissory note convertible into shares of the Issuer's convertible preferred stock at a conversion price of $2.75 per share.

         On August 11, 1998, the Reporting Person converted the aggregate principal amount outstanding under the promissory notes and the accrued interest thereon (or $9,214,958.33) into an aggregate 3,350,894 shares of

                                  SCHEDULE 13D

CUSIP NO. 67052W105                                          Page 4 of 9 Pages


the Issuer's preferred stock. The preferred stock is convertible into the common stock of the Issuer on a one-for-one basis, subject to adjustment as provided in the terms of the preferred stock. Upon conversion of the promissory notes, the Issuer and the Reporting Person entered into an Investor Rights Agreement and the Issuer also issued to the Reporting Person a new three-year warrant exercisable for shares of convertible preferred stock equal to three percent (3%) of the Issuer's common stock at an exercise price of $2.75 per share, or an aggregate of 294,000 shares of preferred stock based on the total number shares of the Issuer's common stock outstanding on a fully-diluted basis (excluding any options that are not "in-the-money") as of August 11, 1998. The warrant may be exercised by the Reporting Person at any time and expires on August 11, 2001. The securities purchase agreement, form of promissory note, security agreement, the terms of the preferred stock and the investor rights agreement are attached to the initial statement on Schedule 13D dated May 8, 1998 filed by the Reporting Person.

ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Person made the initial loan to the Issuer for investment purposes, principally to enable the Issuer to fund its ongoing product development efforts. The Reporting Person converted the promissory notes into shares of the Issuer's preferred stock at the request of the Issuer for the purpose of maintaining the Issuer's continued compliance with the listing requirements of the Nasdaq National Market. The Reporting Person has no present intention of converting any shares of preferred stock into shares of the Issuer's common stock. The Reporting Person and the Issuer are continuing to explore the further development of a business relationship focused on advanced visualization technologies in personal computer markets and are continuing to operate under certain product development, marketing and license agreements, which were previously entered into by the parties. The parties continue to contemplate an extension of this business relationship, which may include negotiation of broader product and technology agreements. There is no assurance that the parties will decide to extend the current relationship or, if so, whether they will be able to reach agreement on the terms thereof.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The Reporting Person beneficially owns an aggregate of approximately 3,644,894 shares of the Issuer's common stock, or approximately 28.1% of the total number of shares of the Issuer's common stock issued and outstanding as of August 11, 1998. The total numbers of shares beneficially owned by the Reporting Person includes (a) 3,350,894 shares of preferred stock acquired by the Reporting Person on August 11, 1998 upon conversion of the aggregate principal amount outstanding under the promissory notes and the accrued interest thereon and (b) 294,000 shares of preferred stock the Reporting Person has a right to acquire upon exercise of the warrant. The Reporting Person has sole power to vote and dispose of all such shares. The Reporting Person does not have shared voting or dispositive power with respect to any of the Issuer's securities. To the best of the Reporting Person's knowledge, no person named on Schedule I is the beneficial owner of any of the Issuer's securities. Other than as set forth in this Amendment No. 1, neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any person named on Schedule I has effected any transaction in the Issuer's securities during the past 60 days. The Reporting Person has no present intention to convert the shares of the Issuer's preferred stock into the Issuer's common stock or to exercise the warrant for shares of the Issuer's preferred stock.

                                  SCHEDULE 13D

CUSIP NO. 67052W105                                          Page 5 of 9 Pages


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER

         The Securities Purchase Agreement, the Terms of the Preferred Stock and the Investor Rights Agreement contain various agreements and restrictions relating to the Issuer's securities. This summary does not purport to be complete, and it is subject to, and qualified in its entirety by reference to, all of the provisions of the Securities Purchase Agreement, the Terms of the Preferred Stock and the form of Investor Rights Agreement, which documents are incorporated herein by reference.

         The Purchase Agreement sets forth certain rights of the Reporting Person to (a) purchase securities of the Issuer if offered for sale by the Issuer to third parties other than the Reporting Person; and (b) observe board of directors meetings in a non-voting capacity. See the Securities Purchase Agreement attached as an exhibit to the initial Schedule 13D for a further description of these provisions.

         The Terms of the Preferred Stock set forth certain restrictions on corporate actions by the Issuer without the prior consent of at least two-thirds of the holders of the preferred stock, including (a) creating any additional classes or series of capital stock senior to the preferred stock; and (b) consenting to any merger, consolidation, sale, lease, abandonment, transfer or other disposition of all or substantially all of the Issuer's assets. The Terms of the Preferred Stock also provide that, as long as the Reporting Person holds shares of preferred stock equal to at least five percent (5%) of the Issuer's common stock, (i) the Issuer will not increase the size of its board of directors to a number in excess of seven and (ii) the holders of preferred stock will be entitled to elect one director to the Issuer's board of directors. See the Terms of Preferred Stock attached as an exhibit to the initial Schedule 13D for a further description of these provisions.

         The Investor Rights Agreement, which was executed by the Issuer and the Reporting Person concurrently with the Reporting Person's conversion of the promissory notes, sets forth certain rights of the Reporting Person relating to the registration of the Issuer's securities. In addition, the Investor Rights Agreement provides that, as long as the Reporting Person holds shares of preferred stock equal to at least five percent (5%) of the Issuer's common stock, the holders of preferred stock are entitled to elect one director to the Issuer's board of directors. The Reporting Person has not elected a director to the Issuers' board of directors. See the form of Investor's Rights Agreement attached as an exhibit to the initial Schedule 13D for a further description of these provisions.

                                  SCHEDULE 13D

CUSIP NO. 67052W105                                          Page 6 of 9 Pages




ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

  Exhibit No.    Description
  -----------    -----------

       A Securities Purchase Agreement dated May 7, 1998 between Silicon Graphics, Inc. and Number Nine Visual Technology Corporation. (Incorporated by reference to Exhibit A to the Schedule 13D dated May 8, 1998 filed by the Reporting Person with the SEC).

       B         Form of Secured Subordinated Convertible Promissory Note.
                 (Incorporated by reference to Exhibit B to the Schedule 13D dated May 8, 1998 filed by the Reporting Person with the SEC).

       C         Series A Convertible Preferred Stock Purchase Warrant.
                 (Incorporated by reference to Exhibit C to the Schedule 13D dated May 8, 1998 filed by the Reporting Person with the SEC).

       D Security Agreement dated May 7, 1998 between Silicon Graphics, Inc. and Number Nine Visual Technology Corporation. (Incorporated by reference to Exhibit D to the Schedule 13D dated May 8, 1998 filed by the Reporting Person with the SEC).

       E Form of Preferred Stock Terms. (Incorporated by reference to Exhibit E to the Schedule 13D dated May 8, 1998 filed by the Reporting Person with the SEC).

       F Form of Investor Rights Agreement. (Incorporated by reference to Exhibit F to the Schedule 13D dated May 8, 1998 filed by the Reporting Person with the SEC).

                                  SCHEDULE 13D

CUSIP NO. 67052W105                                          Page 7 of 9 Pages



                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   August 24, 1998             SILICON GRAPHICS, INC.



                                    By: /s/  William M. Kelly
                                       ------------------------------
                                             William M. Kelly
                                             Senior Vice President,
                                             Corporate Operations

                                  SCHEDULE 13D

CUSIP NO. 67052W105                                          Page 8 of 9 Pages



                                   SCHEDULE I

Set forth below are the names, positions, business addresses and principal occupations of each executive officer and director of Silicon Graphics, Inc. Each of the persons named below is a citizen of the United States of America, except for Mr. Bishop, who is a citizen of Australia, and Mr. Watson, who is a citizen of New Zealand.

                                  BUSINESS ADDRESS AND PRINCIPAL
           NAME                      OCCUPATION OR EMPLOYMENT

Robert R. Bishop                     Chairman of the Board,
Director                             Silicon Graphics World Trade Corporation
                                     18, Avenue Louis Casai
                                     CH-1209, Geneva, Switzerland

Allen F. Jacobson                    Former Chairman of the Board and Chief Executive Officer
Director                             3M Corporation
                                     3050 Minnesota World Trade Center
                                     30 Seventh Street East
                                     St. Paul, Minnesota  55101-4901

C. Richard Kramlich                  Managing General Partner
Director                             New Enterprise Associates
                                     2490 Sand Hill Road
                                     Menlo Park, California  94025

Robert A. Lutz                       Former President and Chief Operating Officer, Chrysler Corporation
Director                             c/o Silicon Graphics, Inc.
                                     2011 North Shoreline Boulevard
                                     Mountain View, California  94043-1389

James A. McDivitt                    Former Senior Vice President,
Director                             Rockwell International Corporation
                                     c/o Silicon Graphics, Inc.
                                     2011 North Shoreline Boulevard
                                     Mountain View, California  94043-1389

Lucille Shapiro, Ph.D.               Professor of Developmental Biology,
Director                             Stanford School of Medicine
                                     Stanford University School of Medicine
                                     Stanford, California  94305

                                  SCHEDULE 13D

CUSIP NO. 67052W105                                          Page 9 of 9 Pages


                                                                      BUSINESS ADDRESS AND PRINCIPAL
           NAME                                                       OCCUPATION OR EMPLOYMENT


Robert B. Shapiro                                                   Chairman and Chief Executive Officer,
Director                                                            Monsanto Company
                                                                    The Merchant Mart
                                                                    200 World Trade Center, Suite 900
                                                                    Chicago, Illinois  60654

James G. Treybig                                                    Former President and Chief Executive Officer,
Director                                                            Tandem Computers, Inc.
                                                                    c/o Silicon Graphics, Inc.
                                                                    2011 North Shoreline Boulevard
                                                                    Mountain View, California  94043-1389

Richard E. Belluzzo                                                 Silicon Graphics, Inc.
Chairman of the Board and Chief Executive Officer                   2011 North Shoreline Boulevard
                                                                    Mountain View, California  94043-1389

Keith H. Watson                                                     Silicon Graphics, Inc.
Executive Vice President, Worldwide Sales and Marketing             2011 North Shoreline Boulevard
                                                                    Mountain View, California  94043-1389

Forest Baskett                                                      Silicon Graphics, Inc.
Senior Vice President, Research and Development,                    2011 North Shoreline Boulevard
and Chief Technology Officer                                        Mountain View, California  94043-1389

Kenneth L. Coleman                                                  Silicon Graphics, Inc.
Senior Vice President, Worldwide Customer and                       2011 North Shoreline Boulevard
Professional Services                                               Mountain View, California  94043-1389

Steven J. Gomo                                                      Silicon Graphics, Inc.
Senior Vice President and Chief Financial Officer                   2011 North Shoreline Boulevard
                                                                    Mountain View, California  94043-1389

William M. Kelly                                                    Silicon Graphics, Inc.
Senior Vice President, Corporate Operations                         2011 North Shoreline Boulevard
                                                                    Mountain View, California  94043-1389

Betsy Rafael                                                        Silicon Graphics, Inc.
Vice President, Controller                                          2011 North Shoreline Boulevard
                                                                    Mountain View, California  94043-1389